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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Enterprise Products Partners L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293792107
(CUSIP Number)
Jose-Alberto Lima
President
Shell US Gas & Power LLC
777 Walker, 22nd Floor
Houston, TX 77002
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	293792107	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Shell US Gas & Power LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00 (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,958,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

19,958,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,958,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.62% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (3)

(1)	The source of funds is the contribution of Shell US Gas & Power LLC interest in Tejas Natural Gas Liquids, LLC.

(2)	Based on 431,828,217 issued and outstanding Common Units as of November 1, 2006.

(3)	Delaware Limited Liability Company

CUSIP No.	293792107	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Shell Oil Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,958,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

19,958,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,958,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.62% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Based on 431,828,217 issued and outstanding Common Units as of November 1, 2006.

CUSIP No.	293792107	Page	4	of	10

1	NAMES OF REPORTING PERSONS: SWEPI LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,958,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

19,958,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,958,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.62% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Based on 431,828,217 issued and outstanding Common Units as of November 1, 2006.

CUSIP No.	293792107	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Shell Gas Pipeline Corp. #2

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,958,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

19,958,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,958,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.62% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Based on 431,828,217 issued and outstanding Common Units as of November 1, 2006.

CUSIP No.	293792107	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Shell Gas Gathering Corp. #2

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,958,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

19,958,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,958,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.62% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Based on 431,828,217 issued and outstanding Common Units as of November 1, 2006.

Page 7 of 10 pages
AMENDMENT NO. 7 TO SCHEDULE 13D
This Amendment No. 7 on Schedule 13D/A (“Amendment No. 7”) to the Statement on Schedule 13D (“Schedule 13D”) is filed on behalf of each of (i) Shell US Gas & Power LLC (“Shell Gas & Power”) as the direct beneficial owner of Common Units and (ii) by virtue of their respective direct holdings of securities of Shell Gas & Power (as described below on this statement) by Shell Oil Company (“Shell Oil”), SWEPI LP (“SWEPI”), Shell Gas Pipeline Corp. #2(“Shell Pipeline”), and Shell Gas Gathering Corp. #2 (“Shell Gathering”) (collectively, the “Reporting Entities”). Subsequent to Amendment No. 2 to this Schedule 13D, Shell Seahorse Company (“Shell Seahorse”) merged into Shell Gathering, with Shell Gathering as the surviving entity.
This Amendment No. 7 is filed to reflect: (i) the sale on January 22, 2007 by Shell Gas & Power of 1,500,000 Common Units representing limited partnership interests to The Cushing MLP Opportunities Fund I, LP; (ii) the sale on January 22, 2007, by Shell Gas & Power of 2,500,000 Common Units representing limited partnership interests to ZLP Fund, L.P.; (iii) the sale on January 22, 2007, by Shell Gas & Power of 2,500,000 Common Units representing limited partnership interests to ZLP Master Opportunity Fund LTD.; and (iv) the sale on various dates in 2006 and 2007 by Shell Gas & Power of 2,949,300 Common Units representing limited partnership interests on the New York Stock Exchange. ZLP Fund, L.P. and ZLP Master Opportunity Fund LTD. also acquired a six month option to purchase not less than 3,000,000 nor more than 4,000,000 Common Units representing limited partnership interests.
Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.
Directors and executive officers of the Reporting Entities are listed on Attachment 1 hereto. None of the Reporting Entities, nor any of their directors or executive officers, have been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 1. Security and Issuer
     No change to this item.
Item 2. Identity and Background
     Paragraph 2 in subsection (a) of this Item is deleted in its entirety and replaced with the following:
     Shell Gas & Power is the beneficial holder of approximately 4.62% of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline and Shell Gathering are the holders of 100% of the common membership interests, and approximately 3.23%, 16.98%, 57.91% and 21.88%, respectively, of the total ownership interests, in Shell Gas & Power. Each of SWEPI, Shell Pipeline and Shell Gathering is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline and Shell Gathering may be deemed to control Shell Gas & Power.
Item 3. Source and Amount of Funds or Other Consideration
     No change to this Item
Item 4. Purpose of Transaction
     No change to this item.
Item 5. Interest in Securities of the Issuer
(a)	There were 431,828,217 Common Units outstanding as of November 1, 2006.

Page 8 of 10 pages
The Reporting Entities are deemed to be the beneficial owners of 19,958,249 Common Units. The Common Units represent 4.62% of the outstanding Common Units.

(b)	(i) On January 22, 2007, Shell Gas & Power sold 1,500,000 Common Units representing limited partnership interests to The Cushing MLP Opportunities Fund I, LP ;
(ii)	On January 22, 2007, Shell Gas & Power sold 2,500,000 Common Units representing limited partnership interests to ZLP Fund, L.P.

(iii)	On January 22, 2007, Shell Gas & Power sold 2,500,000 Common Units representing limited partnership interests ZLP Master Opportunity Fund LTD.,

(iv)	During 2006 and 2007, Shell Gas & Power sold 2,949,300 Common Units representing limited partnership interests on the New York Stock Exchange.

(v)	ZLP Fund, L.P. and ZLP Master Opportunity Fund LTD. also acquired a six month option to purchase not less than 3,000,000 nor more than 4,000,000 Common Units representing limited partnership interests.
(c)	Other than as noted in Item 5(b), none of the Reporting Entities, nor, to the best of their knowledge, any person listed on Schedule 1 hereto, has effected any transactions in the Common Units during the past 60 days.

(d)	No changes to this item.

(e)	As of January 22, 2007, Shell Gas & Power ceased to be the beneficial owner of more than five percent of Common Units. In accordance with applicable federal securities rules and regulations, additional filings to report further transactions are no longer required.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
     No change to this item.
Item 7. Material to be filed as Exhibits.

*Exhibit A -	Agreement re Joint Filing of Schedule 13D
*Exhibit B -	Contribution Agreement
*Exhibit C -	Unitholder Rights Agreement
*Exhibit D -	Enterprise Partners Amended Partnership Agreement
*Exhibit E -	Registration Rights Agreement
*Exhibit F -	Press release issued September 15, 2003 by Shell Gas & Power
*Exhibit G -	Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H -	Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit I -	Common Unit Purchase Agreement
*Exhibit J -	Assignment Agreement
*Exhibit K -	Agreement regarding registration of Common Units

*	previously filed

Page 9 of 10 pages
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 22, 2007

SHELL US GAS & POWER LLC
By:	/s/ John V. Cramer
	Name:	John V. Cramer
	Title:	Vice President

SHELL OIL COMPANY
By:	/s/ Stephen J. Paul
	Name:	Stephen J. Paul
	Title:	Assistant Secretary

SWEPI LP
By:	/s/ Stephen J. Paul
	Name:	Stephen J. Paul
	Title:	Secretary

SHELL GAS PIPELINE CORP.#2
By:	/s/ Stephen J. Paul
	Name:	Stephen J. Paul
	Title:	Secretary

SHELL GAS GATHERING CORP.#2
By:	/s/ Stephen J. Paul
	Name:	Stephen J. Paul
	Title:	Secretary

Page 10 of 10 pages
INDEX TO EXHIBITS

*Exhibit A -	Agreement re Joint Filing of Schedule 13D
*Exhibit B -	Contribution Agreement
*Exhibit C -	Unitholder Rights Agreement
*Exhibit D -	Enterprise Partners Amended Partnership Agreement
*Exhibit E -	Registration Rights Agreement
*Exhibit F -	Press release issued September 15, 2003 by Shell Gas & Power
*Exhibit G -	Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H -	Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit I -	Common Unit Purchase Agreement
*Exhibit J -	Assignment Agreement
*Exhibit K -	Agreement regarding registration of Common Units

*	previously filed

ATTACHMENT 1
DIRECTORS AND EXECUTIVE OFFICERS
SHELL US GAS AND POWER LLC

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION

Jose Alberto-Lima 777 Walker, 22nd Floor Houston, Texas 77002	Brazil	Director President

Michiel Mak 777 Walker, 22nd Floor Houston, Texas 77002	Dutch	Director

John V. Cramer 777 Walker, 22nd Floor Houston, Texas	U.S.A.	Director VP, Finance and Treasurer
SHELL OIL COMPANY

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION

J. D. Hofmeister 910 Louisiana Street Houston, Texas 77002	U.S.A.	Director President

V. Mark Hanafin 909 Fannin Houston, Texas 77002	U.S.A.	Director

R. J. Braud 910 Louisiana Houston, Texas 77002	U.S.A.	Director Vice President Finance and Controller

R. S. Menniti 910 Louisiana Houston, Texas 77002	U.S.A.	Treasurer

C. A. Lamboley 910 Louisiana Street Houston, Texas 77002	U.S.A.	Director, Sr. Vice President, Legal General Counsel Corp. Secretary

T. T. Coles 910 Louisiana Street Houston, Texas 77002	U.S.A.	Vice President, Tax

SWEPI LP

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION

Andrew Seck 200 N. Dairy Ashford Houston, Texas 77479	Canadian	Director Vice President Corporate Affairs

Russell L. O’Brien 200 N. Dairy Ashford Houston, Texas 77479	Scotland	Director President

Michelle McGrath 910 Louisiana Street Houston, Texas 77002	U.S.A.	Director Vice-President Tax
SHELL GAS PIPELINE CORP. #2

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION

Jose Alberto-Lima 777 Walker, 22nd Floor Houston, Texas 77002	Brazil	Director President

Michiel Mak 777 Walker, 22nd Floor Houston, Texas 77002	Dutch	Director

John V. Cramer 777 Walker, 22nd Floor Houston, Texas 77002	U.S.A.	Director VP Finance and Treasurer
SHELL GAS GATHERING CORP. #2

NAME AND BUSINESS ADDRESS	CITIZENSHIP	POSITION

Jose Alberto-Lima 777 Walker, 22nd Floor Houston, Texas 77002	Brazil	Director President

Michiel Mak 777 Walker, 22nd Floor Houston, Texas 77002	Dutch	Director

John V. Cramer 777 Walker, 22nd Floor Houston, Texas 77002	U.S.A.	Director VP Finance and Treasurer